

February 28, 2024

John Bremner
Chief Executive Officer
Swiftmerge Acquisition Corp.
4318 Forman Ave.
Toluca Lake, CA 91602

      Re: Swiftmerge Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed February 23, 2024
          File No. 001-41164

Dear John Bremner:

      We have reviewed your filing and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note that you are seeking to extend your termination date to June 17, 2025, a date which is approximately 42 months from your initial public offering. We also note that you are listed on The Nasdaq Stock Market LLC and that Section IM-5101-2 of the Nasdaq Listing Rules requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to June 17, 2025, does not comply with this rule, or advise, and revise to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Stock Market LLC, and the consequences of any such suspension or delisting. We also note your statements elsewhere in the proxy, including in Proposal No. 3, explaining that you do not believe you need the NTA Requirement and that you intend to rely on being listed on Nasdaq to not be deemed a penny stock issuer. Please revise to reconcile these statements with the issue noted above, and expand your disclosure to clearly discuss the consequences if you are no longer able

to rely on being listed on Nasdaq to not be deemed a penny stock issuer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David E. Fleming, Esq.